Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW
Nasdaq:  SWIR

January 31, 2007

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2006 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting fourth quarter and fiscal year 2006 results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“In the fourth quarter of 2006, we achieved record quarterly revenues of $68.3 million, driven by recent new product introductions, continued global channel expansion and strong OEM design win activity,” said Jason Cohenour, President and Chief Executive Officer. “We commenced shipments of our new EV-DO Rev A AirCard® 595 to Verizon and continued shipments of our 3.6 Mbps HSDPA AirCard 875 to Cingular and our AirCard 595 to Sprint.  We also had record revenue in Europe and strong shipments of our AirCard 875 to Telstra in Australia.  As expected, our continued business development execution in Europe resulted in our HSDPA AirCard products being commercially available on two networks in each of France, Spain, Switzerland and the UK by the end of the fourth quarter.

Overall, 2006 was a year of growth and recovery for the company.  We grew our revenue by 107% and took the company from a deep loss position in 2005, to solid and improving profitability by the end of 2006.  Our intense focus on wide area wireless for mobile computing, combined with strong new product and business development execution, is driving our improving results and we believe we are well positioned as we start 2007.  Looking forward, we believe we have strong momentum with our recently launched products and expanded base of global channels.  We also expect to launch a number of new products early in 2007.  We expect that our current momentum, combined with continued new product releases, will drive considerable revenue growth and improving profitability in 2007.”

Our revenue for the three months ended December 31, 2006 amounted to a record $68.3 million, gross margin was $17.8 million, or 26.0% of revenue, operating expenses were $16.4 million and net earnings were $2.4 million, or diluted earnings per share of $0.09. Our balance sheet remains strong, with $87.0 million of cash and short-term investments.

Results for the fourth quarter of 2006, relative to Company guidance provided on October 26, 2006 are as follows:

Fourth quarter revenue for 2006 of $68.3 million was better than our guidance of $66.0 million. Our net earnings of $2.4 million, or diluted earnings per share of $0.09, was also better than our guidance of net earnings of $1.7 million or diluted earnings per share of $0.07.

Results for the fourth quarter of 2006, compared to the fourth quarter of 2005 are as follows:

Fourth quarter revenue increased by 82% to $68.3 million in 2006, from $37.6 million for the same period in 2005. Gross margin for the fourth quarter of 2006 was 26.0% of revenue, compared to 38.6% for the same period in 2005. Operating expenses were $16.4 million in the fourth quarter of 2006, compared to $14.6 million in the same period of 2005. Net earnings were $2.4 million, or diluted earnings per share of $0.09 in the fourth quarter of

2006, compared to net earnings of $0.9 million, or diluted earnings per share of $0.04, in the same period of 2005.  Fourth quarter 2006 cost of goods sold and operating expenses included $0.1 million and $0.9 million, respectively, of stock-based compensation expense, compared to nil in the fourth quarter of 2005.  Our results for the fourth quarter of 2005 included an adjustment that increased gross margin by $1.2 million related to the finalization of an intellectual property royalty agreement, the cost of which had been previously accrued for at higher rates. Excluding the adjustments above, fourth quarter 2006 adjusted net earnings were $3.3 million, or $0.13 per diluted share, compared to fourth quarter 2005 adjusted net loss of $0.3 million, or loss per share of $0.01.

Results for the fourth quarter of 2006, compared to the third quarter of 2006 were as follows:

Revenue for the fourth quarter of 2006 increased by 30% to $68.3 million, compared to $52.5 million in the third quarter of 2006. Gross margin was 26.0% of revenue in the fourth quarter of 2006, compared to 30.2% in the third quarter of 2006. Operating expenses were $16.4 million in the fourth quarter of 2006, compared to $15.8 million in the third quarter of 2006. Net earnings for the fourth quarter of 2006 were $2.4 million, or diluted earnings per share of $0.09, compared to net earnings of $1.1 million, or diluted earnings per share of $0.04, in the third quarter of 2006. Excluding the favorable net effect of adjustments in the third quarter of 2006 amounting to $0.7 million related to royalty obligations and inventory writedowns, gross margin was 28.9% and net earnings were $0.4 million, or diluted earnings per share of $0.01.

Results for the fiscal year 2006, compared to the fiscal year 2005 were as follows:

Revenue for the year ended December 31, 2006 increased 107% to a record $221.3 million, compared to $107.1 million in 2005. Gross margin was 31.3% of revenue in 2006, compared to 23.6% in 2005. Operating expenses were $63.6 million in 2006, compared to $65.0 million in 2005. Net earnings in 2006 were $9.8 million, or diluted earnings per share of $0.38, compared to a net loss of $36.5 million, or loss per share of $1.44, in 2005. Excluding the impact of restructuring, other charges and legal provisions of $19.5 million in 2005, gross margin was 35.4%, operating expenses were $58.7 million, net loss was $17.0 million and loss per share was $0.67. Our results for 2006 include stock compensation expense of $3.8 million, compared to nil in 2005.

Fourth Quarter Highlights Included:

•                  We signed an agreement with Tomen Electronics Corp., a leading distributor of semiconductor, storage and communications components in Japan, which designates Tomen as the primary distributor for all Sierra Wireless products in Japan. This agreement marks our formal entry into the Japanese 3G wireless market.

•                  We announced the commercial availability of the AirCard 860 wireless wide area network card for HSDPA networks from Rogers Wireless and its resellers in Canada.

•                  Digi International introduced the industry’s first commercial-grade EV-DO Rev A wireless wide area network router, the ConnectPort WAN VPN, that integrates our MC5725 EV-DO Rev A embedded module.

•                  We announced the availability of the AirCard 850 wireless wide area PC Card with Orange UK, O2 in the UK and Bouygues Telecom of France.  In addition to these announcements, we commenced shipments of the AirCard 850 and AirCard 875 to operators in Spain, including Telefonica.  Our UMTS/HSDPA AirCards are now commercially available on two networks in each of France, Spain, Switzerland and the UK.

•                  We signed an agreement with M2M Connectivity, a specialist wireless module distributor for machine-to-machine products and applications, for the distribution of our 3G embedded modules in Australia and New Zealand.

•                  Together with Telecom New Zealand, we announced the launch of the AirCard 595 wireless wide area PC card in New Zealand, the first PC card available on Telecom’s upgraded Mobile Broadband Rev A network. This is the first launch of the AirCard 595 outside of the United States.

•                  ASUSTeK Computer Inc. (ASUS) selected our 3.6 HSDPA MC8775 embedded module to be integrated into the new ASUS V2 notebook computer. The MC8775 provides V2 notebook users with an integrated connection to 3G and HSDPA networks worldwide.

•                  We secured design wins with three new PC OEM customers, including Dialogue for their FlyBook line of ultra portable notebook computers.  Two of our new design wins are targeted specifically for the Japanese market.  In addition to these three new customer wins, we have been awarded next generation design wins with three of our existing PC OEM customers.

•                  Together with Verizon Wireless, we announced that our AirCard 595 PC card for EV-DO Revision A networks is commercially available for use with Verizon Wireless’ BroadbandAccess service. This is the first EV-DO Revision A-compatible PC card to launch on the Verizon Wireless network, and is available on-line and through Verizon Wireless business customer sales channels. Our AirCard 595 PC card is expected to be available in Verizon Wireless retail stores in January.

Financial Guidance

The following guidance for the first quarter of 2007 reflects our current business indicators and expectations. Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q1 2007 Guidance

Revenue	$82.0 million
Earnings from operations	$2.5 million
Net earnings	$3.0 million
Diluted earnings per share	$0.12 / share

This guidance includes stock-based compensation expense of approximately $1.0 million

Based on strong bookings, we have solid visibility on Q1 2007 revenue.  This guidance also includes a sizeable increase in operating expenses related to new product launches and major trade show activity expected to occur in the quarter.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the first quarter of 2007, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) develops and markets wide area wireless solutions for mobile computing. The Sierra Wireless product portfolio includes the award-winning AirCard® line of wireless modems, embedded modules for original equipment manufacturers (OEMs), and the MP line of rugged, vehicle-mounted wireless modems. Sierra Wireless also offers professional services to OEM customers during product development, leveraging the company’s expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other portable computing devices. Sierra Wireless is headquartered in Richmond, British Columbia, Canada, with additional offices in Carlsbad, California, London, and Hong Kong. For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Wednesday, January 31, 2007 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-796-7558   Passcode:  Not required

or

1-416-644-3423   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL enter www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1664080

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917 Passcode: 21209010#

•                  Webcast (available for 90 days) www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1664080 No Passcode is required.

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.
David G. McLennan
Chief Financial Officer
(604) 231-1185
Website: www.sierrawireless.com
Email: dmclennan@sierrawireless.com
INDUSTRY : CMT
SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts)
(Prepared in accordance with United States generally accepted accounting principles (GAAP))

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Revenue	$68,303	$37,560	$221,285	$107,144
Cost of goods sold	50,524	23,058	152,108	81,848
Gross margin	17,779	14,502	69,177	25,296

Expenses
Sales and marketing	3,418	3,968	13,714	15,551
Research and development, net	8,824	7,841	34,087	30,365
Administration	3,404	1,556	12,879	10,818
Restructuring and other charges	—	329	—	5,255
Amortization	705	899	2,909	2,997
	16,351	14,593	63,589	64,986
Earnings (loss) from operations	1,428	(91)	5,588	(39,690)

Other income	1,627	863	5,254	2,277
Earnings (loss) before income taxes	3,055	772	10,842	(37,413)
Income tax expense (recovery)	684	(139)	1,046	(945)
Net earnings (loss)	2,371	911	9,796	(36,468)
Deficit, beginning of period	(75,432)	(83,768)	(82,857)	(46,389)
Deficit, end of period	$(73,061)	$(82,857)	$(73,061)	$(82,857)

Earnings (loss) per share for the period:
Basic	$0.09	$0.04	$0.38	$(1.44)
Diluted	$0.09	$0.04	$0.38	$(1.44)

Weighted average number of shares (in thousands)
Basic	25,681	25,439	25,609	25,385
Diluted	25,856	26,111	25,857	25,385

SIERRA WIRELESS, INC.

Consolidated Balance Sheets
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

December 31,	2006	2005

Assets
Current assets:
Cash and cash equivalents	$46,438	$64,611
Short-term investments	40,554	24,907
Accounts receivable, net of allowance for doubtful accounts	57,441	20,252
Inventories	18,889	3,316
Deferred income taxes	118	—
Prepaid expenses	6,032	3,974
	169,472	117,060

Long-term investments	—	14,867
Fixed assets	13,400	11,647
Intangible assets	9,892	10,693
Goodwill	18,409	19,227
Other assets	435	486
	$211,608	$173,980

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$16,608	$3,971
Accrued liabilities	39,543	28,644
Deferred revenue and credits	633	422
Current portion of long-term liabilities	841	894
Current portion of obligations under capital lease	6	304
	57,631	34,235

Long-term liabilities	1,145	1,926
Obligations under capital lease	—	4

Shareholders’ equity:
Share capital	221,861	219,398
Additional paid-in capital	3,240	556
Warrants	1,538	1,538
Deficit	(73,061)	(82,857)
Accumulated other comprehensive loss	(746)	(820)
	152,832	137,815
	$211,608	$173,980

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Cash flows from operating activities:
Net earnings (loss) for the period	$2,371	$911	$9,796	$(36,468)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	2,658	2,715	9,665	9,012
Stock-based compensation expense	952	—	3,796	—
Tax related to utilization of pre-acquisition losses	818	—	818	—
Deferred income taxes	(118)	—	(118)	—
Non-cash restructuring and other charges	—	(711)	—	12,329
Loss (gain) on disposal	(49)	1	(35)	(41)
Changes in operating assets and liabilities
Accounts receivable	(18,980)	(499)	(38,196)	1,967
Inventories	9,119	900	(15,573)	219
Prepaid expenses	(4,684)	(493)	(2,007)	891
Accounts payable	(5,180)	(2,839)	12,637	(151)
Accrued liabilities	7,249	3,241	10,899	(5,149)
Deferred revenue and credits	41	75	211	75
Net cash provided by (used in) operating activities	(5,803)	3,301	(8,107)	(17,316)

Cash flows from investing activities:
Proceeds on disposal	64	—	92	48
Purchase of fixed assets	(1,520)	(1,965)	(9,102)	(8,292)
Increase in intangible assets	(343)	(377)	(1,646)	(2,138)
Purchase of long-term investments	—	(18)	—	(14,851)
Purchase of short-term investments	(17,898)	(18,198)	(71,943)	(88,320)
Proceeds on maturity of short-term investments	22,749	37,731	72,318	63,593
Net cash provided by (used in) investing activities	3,052	17,173	(10,281)	(49,960)

Cash flows from financing activities:
Issue of common shares	179	430	1,351	592
Tax benefit related to stock options exercised	(114)	116	—	116
Increase (decrease) in long-term liabilities	(319)	375	(1,136)	(667)
Net cash provided by (used in) financing activities	(254)	921	215	41

Net increase (decrease) in cash and cash equivalents	(3,005)	21,395	(18,173)	(67,235)
Cash and cash equivalents, beginning of period	49,443	43,216	64,611	131,846
Cash and cash equivalents, end of period	$46,438	$64,611	$46,438	$64,611